SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Psychiatric Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74439H 10 8

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

One Gorham Island

Westport, CT  06880

(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, CT 06901

(203) 325-5000

June 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74439H 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners VI, Limited Partnership 06-1412578

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 472

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 472

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 472

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates VI, LLC 06-1412579

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 472

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 472

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 472

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners VII, Limited Partnership 06-1477520

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,632,776

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 1,632,776

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,776

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates VII, LLC 06-1490960

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,632,776

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,632,776

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,776

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak VII Affiliates Fund, Limited Partnership 06-6443681

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,996

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 40,996

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak VII Affiliates, LLC 06-1490961

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 40,996

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 40,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners X, Limited Partnership 06-1601019

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,578,910

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 3,578,910

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,578,910

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 29.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates X, LLC 06-1630661

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,578,910

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,578,910

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,578,910

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 29.3%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak X Affiliates Fund, Limited Partnership 06-1622220

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,454

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 57,454

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,454

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak X Affiliates, LLC 06-1630662

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 57,454

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 57,454

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,454

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,310,608

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,310,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,310,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 43.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,310,608

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,310,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,310,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 43.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,674,244

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,674,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,674,244

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 19.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,310,608

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,310,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,310,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 43.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,310,608

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,310,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,310,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 43.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 5,310,608

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 5,310,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,310,608

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 43.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,636,364

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,636,364

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,636,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 29.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Amendment No. 3 to
Statement on Schedule 13D

This Amendment No. 3 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Psychiatric Solutions, Inc., a Delaware corporation (the “Company”).  This Amendment No. 3 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D filed by certain of the Reporting Persons on August 5, 2002, as amended by Amendment No. 1 thereto filed on January 7, 2003 and Amendment No. 2 thereto filed on February 5, 2003.  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.  This Amendment No. 3 to Statement on 13D is being filed to reflect the addition of two new Reporting Persons, Oak Investment Partners VI (as defined in Item 2) and Oak Associates VI (as defined in Item 2), and to disclose the consummation of previously reported transactions.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:

(a)        This statement is filed by Oak Investment Partners VI, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners VI”), Oak Associates VI, LLC, a Delaware limited liability company (“Oak Associates VI”), Oak Investment Partners VII, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners VII”), Oak Associates VII, LLC, a Delaware limited liability company (“Oak Associates VII”), Oak VII Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak Affiliates Fund VII”), Oak VII Affiliates, LLC, a Delaware limited liability company (“Oak VII Affiliates”), Oak Investment Partners X, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners X”), Oak Associates X, LLC, a Delaware limited liability company (“Oak Associates X”), Oak X Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak Affiliates Fund X”), Oak X Affiliates, LLC, a Delaware limited liability company (“Oak X Affiliates”) Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod (collectively with Messrs. Carano, Gallagher, Glassmeyer and Harman and Ms. Lamont, the “Partners”).

Oak Investment Partners VI, Oak Associates VI, Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, Oak Investment Partners X, Oak Associates X, Oak Affiliates Fund X, Oak X Affiliates and Oak Management are collectively referred to as the “Oak Entities.”  The Oak Entities and the Partners are collectively referred to as the “Reporting Persons” in this Amendment No. 3 to Schedule 13D.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be.

The Agreement of Reporting Persons is attached hereto as Exhibit A.
(b) The principal executive offices of each of the Oak Entities, and the business address of each Partner, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.
(c) The principal business of Oak Investment Partners VI, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X and Oak Affiliates Fund X is to assist growth-oriented businesses located primarily in the United States.  The principal business of Oak Associates VI is to act as general partner of Oak Investment Partners VI. The principal business of Oak Associates VII is to act as general partner of Oak Investment Partners VII. The principal business of Oak VII Affiliates is to act as general partner of Oak Affiliates Fund VII.  The principal business of Oak Associates X is to act as general partner of Oak Investment Partners X.  The principal business of Oak X Affiliates is to act as general partner of Oak Affiliates Fund X.  The principal business of Oak Management is to act as investment advisor to Oak Investment Partners VI, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and other venture capital investment funds.  The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses.

(d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)        During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Oak Entities is organized under the laws of Delaware. Each of the Partners is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by the addition of the following paragraph:
The First Funding occurred on April 1, 2003. The Second Funding occurred on June 19, 2003.

Item 4.	Purpose of Transaction
The first three paragraphs contained in Item 4 are hereby replaced by the following four paragraphs:
Oak Investment Partners VI holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.
Each of Oak Investment Partners VII and Oak Affiliates Fund VII holds the Common Stock described in Item 5 of this Schedule 13D for investment purposes only.
Each of Oak Investment Partners X and Oak Affiliates Fund X holds the shares of Series A Preferred Stock described in Item 5 of this Schedule 13D for investment purposes only.

Depending on prevailing market, economic and other conditions, each of Oak Investment Partners VI, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X and Oak Affiliates Fund X may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Each of Oak Investment Partners VI, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X and Oak Affiliates Fund X intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the

Company’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

The paragraphs contained in Item 4 captioned “Board Representation” are hereby amended and supplemented by the addition of the following paragraph:

As contemplated by the Company’s proxy statement filed with the Commission on January 6, 2003, Oak Investment Partners X and Oak Affiliates Fund X exercised their right to elect a member to the Company’s Board of Directors, and nominated Ann H. Lamont to the Company’s Board of Directors on March 25, 2003.

The paragraph contained in Item 4 captioned “Stockholder Approval” is hereby deleted.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)               The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 8,649,451 shares of Common Stock outstanding as of June 19, 2003, as represented by the Company to the purchasers pursuant to the Purchase Agreement, plus shares issuable upon the conversion of Series A Preferred Stock as described in the following paragraph.

Amounts shown as beneficially owned by each of Oak Investment Partners X, Oak Associates X, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the aggregate of 3,578,910 shares of Common Stock into which the shares of Series A Preferred Stock purchased by Oak Investment Partners X at the First Funding and the Second Funding may be initially converted.  Amounts shown as beneficially owned by each of Oak Affiliates Fund X, Oak X Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the aggregate of 57,454 shares of Common Stock into which the shares of Series A Preferred Stock purchased by Oak Affiliates Fund X at the First Funding and the Second Funding may be initially converted.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

(c)        On May 6, 2003, the Company granted director options to purchase 4,000 shares of Common Stock to Ann H. Lamont, which options are not yet exercisable. 3,937 of such options are held by Ann H. Lamont on behalf of Oak Investment Partners X and 63 of such options are held by Ms. Lamont on behalf of Oak Affiliates Fund X. On May 27, 2003, Oak Investment Partners VI received an in-kind distribution of 472 shares of Common Stock from an entity of which Oak Investment Partners VI is a limited partner. Except as set forth above and in Items 3 and 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)       Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement.

Except as described above in this Amendment No. 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:
Exhibit A	Agreement of Reporting Persons, dated June 25, 2003, among the Reporting Persons.
Exhibit B

Power of Attorney for Oak Investment Partners VI and Oak Associates VI; Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod previously filed by those Reporting Persons with the Commission on January 7, 2003; Power of Attorney for Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont previously filed by those Reporting Persons with the Commission on August 5, 2002.

Exhibit C

Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit D

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit E

Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

Exhibit F

Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2003

Entities:

Oak Investment Partners VI, Limited Partnership

Oak Associates VI, LLC

Oak Investment Partners VII, Limited Partnership

Oak Associates VII, LLC

Oak VII Affiliates Fund, Limited Partnership

Oak VII Affiliates, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Management Corporation

By:	/s/ Ann H. Lamont
Ann H. Lamont, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

David B. Walrod

By:	/s/ Ann H. Lamont
Ann H. Lamont,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated June 25, 2003, among the Reporting Persons.

EXHIBIT B

Power of Attorney for Oak Investment Partners VI and Oak Associates VI; Power of Attorney for Oak Investment Partners X, Oak Affiliates Fund X, Oak Associates X, Oak X Affiliates and David B. Walrod previously filed by those Reporting Persons with the Commission on January 7, 2003; Power of Attorney for Oak Investment Partners VII, Oak Associates VII, Oak Affiliates Fund VII, Oak VII Affiliates, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman and Ann H. Lamont previously filed by those Reporting Persons with the Commission on August 5, 2002.

EXHIBIT C

Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the investors named therein (filed as Appendix B to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT D

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company (filed as Appendix D to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT E

Registration Rights Agreement, dated as of January 6, 2003, by and among the Company and the purchasers named therein (filed as Appendix C to the Company’s Proxy Statement filed with the Commission on January 6, 2003, and incorporated herein by reference).

EXHIBIT F

Third Amended and Restated Voting Rights Agreement dated January 6, 2003 by and among the Company, the 1818 Fund, Oak Investment Partners VII, Oak Affiliates Fund VII, Oak Investment Partners X, Oak Affiliates Fund X and certain other investors party thereto (filed as Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on January 7, 2003, and incorporated herein by reference).